Exhibit 21.1

Subsidiaries of the Company	Jurisdiction of Organization
XOMA Ireland Limited	Ireland
XOMA Technology Ltd.	Bermuda
XOMA (US) LLC	Delaware
XOMA Commercial LLC	Delaware
XOMA CDRA LLC	Delaware
XOMA UK Limited	United Kingdom